Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259733

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated September 30, 2021)

SPIRE GLOBAL, INC.

61,883,713 Shares of Class A Common Stock

6,600,000 Warrants to Purchase Class A Common Stock

18,099,992 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated September 30, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-259733).

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on NYSE under the symbol “SPIR.” Our public warrants are traded on the NYSE under the symbol “SPIR.WS” and, after resale, our private placement warrants will also trade under the same ticker symbol as the public warrants. On November 30, 2021, the last quoted sale price for our Class A common stock as reported on NYSE was $4.27 and the last reported sale price of our public warrants was $0.81.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 10 of the Prospectus.

You should rely only on the information contained in the Prospectus and this prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 1, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2021

SPIRE GLOBAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39493	85-1276957
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8000 Towers Crescent Drive Suite 1100 Vienna, Virginia	22182
(Address of principal executive offices)	(Zip code)

(202) 301-5127

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting materials pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

On September 13, 2021, Spire Global, Inc., a Delaware corporation (the “Company” or “Spire”), exactEarth Ltd., a Canadian corporation (the “Target” or “exactEarth”), and Spire Global Canada Acquisition Corp., an indirect wholly owned subsidiary of Spire in the province of British Columbia, Canada (“Canadian Sub”), entered into an Arrangement Agreement (the “Arrangement Agreement”) and Plan of Arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”), which was amended on October 15, 2021.

The Company previously reported the entry into the Arrangement Agreement in the Current Report on the Form 8-K (File No. 001-39493) filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2021 and the amendment of the Plan of Arrangement in the Quarterly Report on the Form 10-Q (File No. 001-39493) filed with the SEC on November 10, 2021. The Company is hereby reporting the closing of the transaction contemplated by the Arrangement Agreement. The Company will amend this Current Report on Form 8-K within 71 days after December 6, 2021, the date by which this Form 8-K was required to be filed, to file with the SEC the financial statements of the Target and related pro forma financial information as required by parts (a) and (b) of Item 9.01 of Form 8-K within the time period specified in Form 8-K.

Item 2.01	Completion of Acquisition or Disposition of Assets.

On November 30, 2021, the Company completed its previously announced acquisition of exactEarth pursuant to the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement, on November 30, 2021, the Company acquired exactEarth for the purchase price of $127.0 million, consisting of (i) $102.5 million in cash on hand, and (ii) $24.5 million of shares of our Class A common stock (or 5,230,167 shares), in each case upon the terms and subject to the conditions of the Arrangement Agreement.

The issuance of the Class A common stock did not involve any underwriters, any underwriting discounts or commissions, or any public offering. The Company believes the offer, sale, and issuance of the Class A common stock was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) by virtue of Section 3(a)(10) of the Securities Act.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth in Item 2.01 above is incorporated by reference into this Item 3.02.

Item 7.01	Regulation FD Disclosure.

On November 30, 2021 the Company issued a press release announcing the completion of the acquisition of exactEarth. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. The information in Item 7.01 of this Current Report on Form 8-K and the exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Exhibit Description

99.1	News release of Spire Global, Inc. dated November 30, 2021, announcing the Closing of the Acquisition of exactEarth Ltd.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 30, 2021

SPIRE GLOBAL, INC.

By:	/s/ Peter Platzer
Name:	Peter Platzer
Title:	Chief Executive Officer

Exhibit 99.1

SPIRE GLOBAL, INC. COMPLETES ACQUISITION OF EXACTEARTH LTD.

Combined company is a Global Leader in the Space-based Maritime Data and Analytics Industry

Spire gains approximately $18m ARR, 150+ customers, vast historical AIS database, and real-time data solutions

VIENNA, Va. and CAMBRIDGE, ON--Spire Global, Inc. (NYSE: SPIR) (“Spire” or “the Company”), a leading provider of space-based data, analytics and space services, announced today it has successfully completed its previously announced acquisition of exactEarth Ltd. (TSX: XCT) (“exactEarth”), a leading provider of global maritime vessel data for ship tracking and maritime situational awareness solutions, by way of a plan of arrangement (the “Arrangement”), following the completion of all closing conditions. The Arrangement, which was announced on September 14, 2021, was approved by exactEarth’s shareholders at a special meeting held on November 18, 2021 and exactEarth obtained a final order from the Ontario Superior Court of Justice (Commercial List) in respect of the Arrangement on November 22, 2021.

Under the terms of the transaction, Spire acquired all of the outstanding common shares of exactEarth (the “Shares”) through its wholly-owned indirect subsidiary Spire Global Canada Acquisition Corp. (the “Purchaser”) for CAD$2.5009 (approximately US$1.9592, based on the Bank of Canada’s CAD/USD exchange rate of 0.7834 on November 29, 2021) in cash and 0.1 share of Spire Class A common stock for each Share held. With the completion of the acquisition, exactEarth common shares will be de-listed from the Toronto Stock Exchange as of the close of trading on or about December 2, 2021.

“We are excited to welcome the exactEarth team to the Spire family. Together, we will continue to drive the digitalization of the maritime industry through providing our customers with innovative, actionable data solutions that have meaningful impact on businesses, society, and the planet,” said Peter Platzer, Spire’s Chief Executive Officer.

Now that the acquisition is complete, Spire will work with the exactEarth team to ensure a seamless experience for exactEarth’s 150+ customers, representing approximately $18 million in ARR. During Spire’s Q3 2021 earnings call, the Company gave guidance for its 2021 year-end of $48.6 million to $52.0 million in ARR and a range of 225 to 242 ARR solution customers. This guidance did not factor in the transaction. Over the coming months, the two teams will also be focusing on fostering a smooth transition for exactEarth’s experienced sales and product development team as well as the rapid integration of exactEarth’s historical database to accelerate artificial intelligence- and machine learning- driven product development.

“Our team has always strived to stay at the forefront of the maritime industry, providing our customers with timely data insights to best manage their businesses and missions,” said Peter Mabson, exactEarth’s Chief Executive Officer. “Joining forces with Spire significantly extends our reach within the maritime industry and will allow us to offer a wider and richer set of advanced data and analytics to our customers around the world. We believe Spire’s fully-deployed constellation, expertise across multiple verticals, and cutting-edge proprietary technology position us well for growth sitting at the crest of the new space economy.”

exactEarth is now a fully-owned subsidiary of Spire and will continue to operate from Cambridge, Ontario, Canada under the leadership of Mr. Mabson, reporting directly to Mr. Platzer. As such, exactEarth will submit an application to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate exactEarth’s public reporting requirements.

The full impact of the transaction will be reflected in the guidance provided for FY 2022 during Spire’s Q4 2021 earnings call.

Required Early Warning Report Information

Following completion of the Arrangement, Spire has beneficial ownership and control over 100% of the issued and outstanding Shares. Prior to the Arrangement, the Purchaser held no Shares.

This press release is being issued, in part, pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issuers which requires a report to be filed under exactEarth’s profile on SEDAR (www.sedar.com) containing additional information respecting the foregoing matters. You may also contact Hillary Yaffe at ir@spire.com(1) to obtain a copy of the report.

Information for exactEarth Shareholders

Registered holders of exactEarth shares are reminded that they must properly complete, sign and return the Letter of Transmittal, along with their share certificate(s), to Computershare Investor Services Inc., as depositary, in order to receive the cash and share consideration they are entitled to under the transaction. Holders of exactEarth common shares who hold their shares through a broker, investment dealer or other intermediary should carefully follow the instructions provided by such broker, investment dealer or other intermediary.

About Spire Global, Inc.

Spire (NYSE: SPIR) is a leading global provider of space-based data, analytics, and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Glasgow, Luxembourg, and Singapore. To learn more, visit http://www.spire.com.

(1)	Note: You can email ir@spire.com or call 917-764-4297 for this information.

About exactEarth

Founded in 2009 and now fully-owned by Spire (NYSE: SPIR), exactEarth is a leading provider of global maritime vessel data for ship tracking and maritime situational awareness solutions. The company maintains a sophisticated data infrastructure that collects and processes AIS data from its 60+ high performance payloads in-orbit, combines it with terrestrial data, and delivers it to customers in near real-time through one of its four subscription products. exactEarth has over 150 customers, including significant penetration within various governments. The company maintains an experienced and talented group of sales and product development personnel with deep maritime expertise. To learn more, visit https://www.exactearth.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and applicable Canadian securities laws, including quotes of management, Spire’s guidance for its full-year 2021 ARR and ARR solution customers, statements made about growing the maritime business, statements made about the timing of the de-listing of exactEarth shares, and statements regarding the anticipated benefits of the Arrangement. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Spire’s and exactEarth’s expectations, strategy, plans or intentions. Spire’s and exactEarth’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: risks related to the expected benefits of Spire’s acquisition of exactEarth; the failure of the businesses (including personnel) to be integrated successfully after closing; the risk that revenue and adjusted EBITDA accretion or the expansion of Spire’s customer count, annual recurring revenue, services and product offerings and solutions will not be developed, realized or realized to the extent anticipated; uncertainty as to the market value of consideration to be paid in the transaction; the risk that following this transaction, Spire’s financing or operating strategies will not be successful; litigation in respect of either company or the transaction; disruption from the transaction making it more difficult to maintain customer, supplier, key personnel and other strategic relationships; the ability to maintain the listing of Spire’s securities on the New York Stock Exchange; the ability to address the market opportunity for Space-as-a-Service; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industries, developments in and the duration of the COVID-19 pandemic and the resulting impact on business and operations and the business of customers and partners, including the economic impact of safety measures to mitigate the impacts of COVID-19; and the potential inability to manage effectively any growth experienced. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” in Spire’s filings with the Securities and Exchange Commission (“SEC”), including Spire’s Proxy Statement/Prospectus/Information Statement, which was filed with the Securities and Exchange Commission on July 22, 2021, Spire’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 10, 2021 and Spire’s Registration Statement on Form S-1 (Registration No. 333-259733) dated September 22, 2021 as filed with the SEC on September 23, 2021, and exactEarth’s reports filed on SEDAR, including the Information Circular in respect of the Arrangement, its Annual Information Form for the year ended October 31, 2020 and financial statements and related management’s discussion and analysis for the three and nine months ended July 31, 2021. The forward-looking statements in this communication are based on information available to Spire and exactEarth as of the date hereof, and Spire and exactEarth disclaim any obligation to update any forward-looking statements, except as required by law.

Contacts:

For Spire:

Hillary Yaffe

Head of Communications

Hillary.Yaffe@spire.com

Eileen Askew

NMN Advisors

Eileen@nmnadvisors.com

For exactEarth:

Dave Mason

Investor Relations

investors@exactearth.com